EXHIBIT 2




                        CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference into (i) Post-Effective Amendment No. 4 to the Registration Statement on Form F-3 (File No. 333-11382) of CEMEX, S.A. de C.V., (ii) the Registration Statement on Form F-3 (File No. 333-86700) of CEMEX, S.A. de C.V., (iii) the Registration Statement on Form S-8 (File No. 333-13970) of CEMEX, S.A. de C.V., (iv) the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. and (v) the Registration Statement on Form S-8 (File No. 333-86060) of CEMEX, S.A. de C.V., of our report, dated January 15, 2003 (except for the restatement described in the third paragraph of that report, which is as of September 18, 2003, and note 23, which is as of March 24, 2003), with respect to the consolidated balance sheets of CEMEX, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three year period ended December 31, 2002, which report appears in this Report on Form 6-K of CEMEX, S.A. de C.V.



KPMG Cardena Dosal, S.C.

/s/ Leandro Castillo Parada

Leandro Castillo Parada



Monterrey, N.L., Mexico
October 1, 2003